UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Isconova AB

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

Sweden

(Jurisdiction of Subject Company's Incorporation or Organization)

Novavax, Inc.

(Name of Person(s) Furnishing Form)

Ordinary Shares

 (Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Sven Andreasson

Isconova AB

Kungsgatan, 109, SE-753 18 Uppsala, Sweden

 Tel +46 18 16 17 00

 (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

John A. Herrmann III

Novavax, Inc.

9920 Belward Campus Drive

Rockville, Maryland 20850

(240) 268-2000

and

Paul M. Kinsella

Marko S. Zatylny

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

July 9, 2013

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Novavax, Inc., a Delaware Corporation (“Novavax”). On June 4, 2013, Novavax announced its intent to combine with Sweden-based Isconova AB, a Swedish company (“Isconova”), pursuant to a public tender offer to acquire all outstanding shares and warrants issued by Isconova (the “Offer”). Novavax has made the Offer in accordance with the rules concerning takeover bids issued by the Swedish Corporate Governance Board on March 27, 2012 (the “Swedish Takeover Rules”) and the Swedish Securities Council’s rules regarding the interpretation and application of the Swedish Takeover Rules.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.	Description

99.1	Swedish Prospectus, including the acceptance form, dated July 8, 2013.
99.2	Swedish Information Brochure dated July 8, 2013.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) (a) Novavax’ Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2013, is incorporated by reference into the Swedish Prospectus.

(2) (b) Novavax’ Quarterly Report on Form 10-Q for the three months ended March 31, 2013, filed with the SEC on May 9, 2013, is incorporated by reference into the Swedish Prospectus.

(2) (c) Certain financial information of Isconova included on the Registration Statement on Form S-4, filed with the SEC on June 17, 2013, is incorporated by reference into the Swedish Prospectus.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Not applicable.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVAVAX, INC.

/s/ John A. Herrmann III, J.D.
Name:	John A. Herrmann III, J.D.
Title:	Vice President, General Counsel & Corporate Secretary

Dated: July 9, 2013